June 14, 2012

Via Secure E-mail

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hi-Crush Partners LP

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted June 14, 2012

CIK No. 0001549848

Ladies and Gentlemen:

Set forth below are the responses of Hi-Crush Partners LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2012, with respect to the confidential draft registration statement on Form S-1, CIK No. 0001549848, submitted to the Commission on May 11, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the Commission’s secure e-mail system. For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of the Staff’s comment or Amendment No. 1 unless otherwise specified.

Form S-1, submitted May 11, 2012

General

1. Prior to the effectiveness of the company’s registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

Securities and Exchange Commission

June 14, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and confirms that, prior to the effectiveness of the Registration Statement, the Partnership will arrange to have a FINRA representative call the Staff or provide the Staff with a letter indicating that the amount of compensation allowable or payable to the underwriters has received clearance.

2. Prior to effectiveness, please have a NYSE representative call the staff to confirm that your securities have been approved for listing.

RESPONSE:

The Partnership acknowledges the Staff’s comment and confirms that, prior to the effectiveness of the Registration Statement, the Partnership will arrange to have an NYSE representative call the Staff or provide the Staff with a letter confirming that the securities have been approved for listing.

3. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE:

The Partnership acknowledges the Staff’s comment and will provide an estimated price range in a subsequent amendment to the Registration Statement. The Partnership understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments.

4. Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. Please provide the staff with copies of any such sales literature you intend to use, prior to use. See CF Disclosure Guidance Topic No. 3 (December 19, 2011).

RESPONSE:

The Partnership acknowledges that sales materials are subject to the Staff’s review and comment. No sales materials will be given to any prospective investor in connection with the offering other than a preliminary prospectus. The Partnership intends to conduct a “road show” in connection with the offering that will include a slide presentation. Hard copies of the slide presentation will not be distributed.

5. Please note the applicability of Securities Act Industry Guide 5, including conflict of interest disclosure, which should be considered in the preparation of your limited partnership offering. Refer to Securities Act Release 33-6900 for guidance and revise as appropriate.

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June 14, 2012

RESPONSE:

The Partnership has carefully considered Securities Act Industry Guide 5 (“Industry Guide 5”) and Securities Act Release No. 33-6900 (“Release No. 33-6900”) and believes it has satisfied all relevant requirements of Industry Guide 5 and Release No. 33-6900 as applied by the Staff to offerings of common units in publicly-traded limited partnerships.

6. We note that you have not provided several exhibits, including the underwriting agreement, tax and legality opinions, and material contracts. Please note that we review, and frequently comment upon, these agreements. Please allow sufficient time for us to do so.

RESPONSE:

The Partnership has filed the following exhibits with Amendment No. 1:

•	Employment Agreement, dated May 25, 2011, between Hi-Crush Proppants LLC and Robert E. Rasmus;

•	Employment Agreement, dated May 25, 2011, between Hi-Crush Proppants LLC and James M. Whipkey; and

•	Employment Agreement, dated May 25, 2011, between Hi-Crush Proppants LLC and Jefferies V. Alston, III.

The Partnership also acknowledges the Staff’s comment and will undertake to file all remaining exhibits in a timely manner so that the Staff may have sufficient time to review and comment upon them prior to the Partnership requesting effectiveness of the Registration Statement.

7. Please provide us with copies of the reports citing the industry data you provide throughout your prospectus, marked with page references tracking your disclosures in the submission. Additionally, please disclose the approximate dates when such reports were issued and advise us whether you funded or were otherwise affiliated with any of the sources you cite.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to reflect the date on which each report was issued. The Partnership advises the Staff that none of the reports cited in Amendment No. 1 was funded by the Partnership and that the Partnership is not otherwise affiliated with the source of any report cited in Amendment No. 1. Please see page iv of Amendment No. 1.

In response to the Staff’s request, the Partnership has provided in a supplemental letter (the “June 14 Supplemental Letter”), which the Partnership has sent via Federal Express under separate cover, a CD containing copies of the reports citing the industry data the Partnership has disclosed throughout Amendment No. 1, marked to identify the specific information cited in Amendment No. 1 and the pages on which such information appears. We are awaiting a consent

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June 14, 2012

from the author of the independent industry report cited on page 105 of Amendment No. 1, and the related source material will be provided to you as soon as it is available to us. Pursuant to Rule 418(b) under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, the Partnership respectfully requests that the materials provided with the June 14 Supplemental Letter be returned to the Partnership promptly following the conclusion of the Staff’s review of such material.

8. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

RESPONSE:

The Partnership acknowledges the Staff’s comment. Consistent with the Staff’s answer to Question 7 of the Jumpstart Our Business Startups Act Frequently Asked Questions released on May 10, 2012 regarding the Confidential Submission Process for Emerging Growth Companies, because the confidential submission of the Registration Statement does not constitute a “filing” for purposes of Sections 5(c) and 6(a) of the Securities Act of 1933, as amended, the Partnership believes it is not required to include the consent of auditors and other experts in its confidential submissions. The Partnership intends to provide as exhibits written consents from PricewaterhouseCoopers LLP and John T. Boyd Company at such time as the Registration Statement is publicly filed.

9. We note the disclosure on pages one, five, ten, and 117 about the potential for asset purchases involving affiliated parties, including your sponsor. It appears that the parties currently do not have an intention to engage in any such transactions. Please revise the extensive disclosure about possible acquisitions to place them in context, including the possibility that your sponsor could acquire or sell assets for the benefit of itself or parties other than you. Also, with respect to any potential material asset purchases from affiliates, please revise to more fully address the procedures you will follow in negotiating and approving the terms of any transaction. For example, it is unclear whether Conflicts Committee participation or unit holder vote would be required and under what circumstances.

RESPONSE:

The Partnership has considered the specified disclosures and revised the disclosure on pages 1, 2, 5, 11, 110, 111 and 121 of Amendment No. 1 as requested. The Partnership also respectfully refers the Staff to the disclosures contained on page 137 under the heading “Procedures for Review, Approval and Ratification of Transactions with Related Persons” and on page 138 under the heading “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for detailed descriptions of the procedures that may be followed in the event of a transaction between the Partnership and Hi-Crush Proppants LLC (the “Sponsor”).

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June 14, 2012

Prospectus Cover Page

10. Please revise to the extent practicable to simplify and shorten the listed risk factors. Additionally, please revise to address (1) the material tax consequences to unitholders, (2) unitholders’ limited voting rights and inability to remove the general partner and (3) the statement on page 38 that your general partner “may modify or revoke [y]our cash distribution policy at any time at its discretion.”

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to simplify and shorten the listed risk factors to the extent practicable and to address: (1) the material tax consequences to unitholders, (2) unitholders’ limited voting rights and inability to remove the general partner and (3) the statement on page 38 of the Registration Statement that our general partner “may modify or revoke our cash distribution policy at any time at its discretion.” Please see the cover page of the prospectus forming part of Amendment No. 1.

11. Please revise your cover page to more prominently cross-reference to your Risk Factor disclosure. See Item 501(b)(5) of Regulation S-K.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to more prominently cross-reference to its Risk Factor disclosure. Please see the cover page of the prospectus forming part of Amendment No. 1.

12. With respect to the line item “Proceeds to Hi-Crush Partners,” please revise by footnote or otherwise to clarify that you will not retain any proceeds of this offering and that you plan to distribute proceeds to your sponsor.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to include a footnote to the line item “Proceeds to Hi-Crush Partners” on the cover page of the prospectus forming part of the Registration Statement to clarify that the Partnership will not retain any proceeds of this offering and that the Partnership intends to distribute the net proceeds of the offering to the Sponsor. Please see the cover page of the prospectus forming part of Amendment No. 1.

Summary

13. We note you make various promotional statements about your products, management and operations. Examples include:

•	“Our reserves consist of “Northern White” sand, a unique resource... which is highly valued as a preferred proppant...” (page one);

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June 14, 2012

•	“Analysis of our sand by independent third party testing companies indicates that it demonstrates superior characteristics with regard to crush strength (ability to withstand high pressures), turbidity (low levels of contaminants) and roundness and sphericity (facilitates hydrocarbon flow or conductivity) as compared to other raw frac sand, including other Northern White sand, and certain resin coated products.” (page two);

•	“our raw frac sand is particularly well suited for and is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells.” (page six);

•	“the experience of our management team in frac sand mining and processing facility development has allowed us to design and develop modern operations more efficiently than many of our competitors.” (page seven);

•	“we believe that members of our management team have overseen the design, construction and staffing for the majority of major sand mining and processing facilities developed in the last 10 years.” (page nine)

With a view to disclosure, please provide us with your basis for these statements.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has provided the basis for the statements referenced in this Comment 13 following the text of such statements below and has revised the Registration Statement where appropriate, as discussed in more detail below.

•	“Our reserves consist of “Northern White” sand, a unique resource ... which is highly valued as a preferred proppant ...” (page one); The Partnership has revised the Registration Statement to remove all references to Northern White sand as a “unique” resource. Please see pages 1, 86, 104, 110 and 114 of Amendment No. 1. The Partnership notes that, according to PropTester, Inc. and Kelrik, LLC, Northern White sand is the “primary sand demanded by the [oil and gas] industry” for use as proppant (see 2011 Proppant Market Demand, February 9, 2012, at page 14, included as Exhibit E to the June 14 Supplemental Letter). The Partnership also directs the Staff to the statement by John T. Boyd Company that Northern White sands “are considered premium white colored sands…” and that “[b]ecause of the cleanliness, shape, and strength characteristics, these sands are highly sought after in the drilling service industry” (see Review of Proppant Sand Operation, Monroe County Wisconsin, John T. Boyd Company, January 2012, at page HIC-14 of the June 4 Supplemental Materials (as defined in the Partnership’s response to Comment 15 below)). For these reasons, the Partnership believes it has sufficient basis for the statement that Northern White sand is “highly valued as a preferred proppant.”

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June 14, 2012

•	“Analysis of our sand by independent third party testing companies indicates that it demonstrates superior characteristics with regard to crush strength (ability to withstand high pressures), turbidity (low levels of contaminants) and roundness and sphericity (facilitates hydrocarbon flow or conductivity) as compared to other raw frac sand, including other Northern White sand, and certain resin coated products.” (page 2); The Partnership acknowledges the Staff’s comment and has revised the referenced language to read as follows: “[a]nalysis of our sand by independent third party testing companies indicates that it demonstrates characteristics in excess of API specifications with regard to crush strength (ability to withstand high pressures), turbidity (low levels of contaminants) and roundness and sphericity (facilitates hydrocarbon flow or conductivity).” Please see pages 2, 6, 87 and 112 of Amendment No. 1. Please see Exhibit F to the June 14 Supplemental Letter for the Partnership’s basis for such assertion.

•	“our raw frac sand is particularly well suited for and is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells.” (page 6); The Partnership’s raw frac sand is particularly well suited for use in hydraulic fracturing because, as indicated in the immediately preceding bullet point, it exhibits characteristics in excess of API specifications with regard to crush strength, turbidity and roundness and sphericity. Crush strength is an important factor with respect to a proppant’s suitability for use in hydraulic fracturing, as it is a measure of the pressure that the proppant can withstand before breaking down within the hydrocarbon bearing rock and losing its proppant capabilities. Turbidity is a measure to determine the levels of dust, silt, suspended clay and finely divided inorganic matter levels in fracturing proppants. Turbidity is an important factor with respect to a proppant’s suitability for use in hydraulic fracturing because produced dust can consume oxidative breakers, alter fracturing fluid pH, and/or interfere with crosslinker mechanisms, resulting in higher chemical loadings being required to control fracturing fluid rheological properties and performance. If fluid rheology is altered, then fracture geometry and conductivity will be altered, and hydrocarbon flow rate will be diminished. A proppant’s shape (roundness and sphericity) is an important characteristic with respect to a proppant’s suitability for use in hydraulic fracturing because it impacts the porosity and packing of the proppant pack. Grain roundness is a measure of the relative sharpness of grain corners, and particle sphericity is a measure of how closely the grain approaches the shape of a sphere. Improved roundness and sphericity enable greater porosity (and permeability), and hence greater hydrocarbon flow, than a pack made up of an angular proppant after stress is applied and grain rotation occurs. Please see Exhibit F to the June 14 Supplemental Letter for the Partnership’s basis for its assertion that its raw frac sand exhibits characteristics in excess of API specifications with regard to crush strength, turbidity and roundness and sphericity.

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June 14, 2012

As support for the assertion that the Partnership’s raw frac sand is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells, the Partnership points to the willingness of its current customers to enter into long-term, take-or-pay sand purchase contracts with a weighted average remaining life of 4.7 years as of May 10, 2012. Please see page 3 of Amendment No. 1. As disclosed in “Summary—Our Business and Properties—Customers and Contracts” on pages 2 and 3 of Amendment No. 1, as of April 10, 2012, approximately 91% of the Partnership’s production capacity was under contract which, due to potential plant shutdowns for maintenance and prudent inventory management, is the level at which the Partnership’s management team considers the production at the Wyeville facility to be fully-contracted. In addition, the Partnership’s business development officers are regularly contacted with inquiries regarding any additional production capacity at Wyeville and other facilities under development by the Sponsor, with two existing customers recently agreeing to enter into long-term frac sand supply agreements at a facility that is not yet operational, representing 75% of that facility’s projected operating capacity. Other potential customers have advised the Partnership’s management team that they would be interested in contracting for any additional current capacity as soon as it becomes available. For these reasons, the Partnership believes it has sufficient basis for the assertion that its raw frac sand is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells.

•	“the experience of our management team in frac sand mining and processing facility development has allowed us to design and develop modern operations more efficiently than many of our competitors.” (page 7); The Partnership has revised the Registration Statement to state that “[i]n addition, the expertise of our management and operations teams covers a wide range of disciplines, with an emphasis on development, construction and operation of frac sand processing facilities, frac sand supply chain management and consulting and bulk solids material handling.” Please see pages 7 and 112 of Amendment No. 1. As support for this statement, the Partnership submits that Jefferies V. Alston, III, Chief Operating Officer of the Sponsor, has significant experience as a consultant in the construction of sand mining and processing facilities, and has participated in the design, construction and staffing of 11 sand mining and processing facilities. Other members of the Partnership’s operations team have additional significant experience in the operation of modern frac sand processing facilities.

•	“we believe that members of our management team have overseen the design, construction and staffing for the majority of major sand mining and processing facilities developed in the last 10 years.” (page nine); The Partnership has revised the Registration Statement to state that “our Chief Operating Officer has overseen the design, construction and staffing for a number of sand mining and processing facilities.” Please see pages 10 and 120 of Amendment No. 1. As indicated above, Mr. Alston has participated in the design, construction and staffing of 11 major sand mining and processing facilities.

Securities and Exchange Commission

June 14, 2012

14. We note your statement on page one and elsewhere that you are able “to process and cost-effectively deliver approximately 1.6 million tons of frac sand per year.” Given your limited operating history and deliveries to date, please advise us of your basis for this statement.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that its asserted ability to process 1.6 million tons of frac sand per year is based on its operating experience during its first seven months of operations, as well as its industry expertise.

Because the Wyeville facility has an estimated reserve life of approximately 39 years, the primary limiting factor in the production of the Partnership’s frac sand reserves is the processing capacity of its dryer facilities. The Partnership operates two dryer facilities with a combined nameplate input capacity, based on manufacturer specifications, of 250 tons per hour. The Partnership assumes an uptime efficiency of 85.0% of nameplate capacity, which allows approximately 55 days for downtime and planned maintenance. The Partnership also factors in a 15.0% loss in capacity due to waste. Based upon these assumptions, as illustrated in the table below, the Partnership has an annual processing capacity of approximately 1.6 million tons of frac sand.

Capacity Analysis
Capacity (TPH)(1)	Uptime Efficiency(2)	% Waste	Days/Month	Months/Year	Monthly Capacity (tons)	Annual Capacity (tons)
250	85.0%	15.0%	30.4	12	131,784.0	1,581,408.0

(1)	Nameplate input capacity of two dryer facilities (1 x 100 TPH, 1 x 150 TPH).
(2)	The Partnership has assumed an average uptime efficiency of 85.0%, which takes into account downtime and planned maintenance.

The Partnership believes the assumptions underlying the annual capacity in the table above are reasonable based upon its actual results from operations from November 2011 through May 2012, as well as its industry experience. The table below shows uptime efficiency and percentage of waste for the seven months from November 2011 through May 2012. Actual uptime efficiency for each month from November 2011 through May 2012 exceeded the 85.0% uptime efficiency assumed in the table above. Actual waste from November 2011 through February 2012 ranged from 26.1% to 28.6%, which exceeded the 15.0% waste assumed in the table above. In March 2012, however, the Partnership completed an expansion of its dry plant, and at the same time made improvements to decrease waste percentages. In particular, the Partnership added new mesh screens to capture 20/40 mesh size sand, which had previously been sorted into the residual waste. As a result of those improvements, waste was reduced to 13.9% in each of April 2012 and May 2012, and the Partnership expects that, based on its operating history of relatively constant waste percentage levels, waste will consistently remain at those levels going forward.

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June 14, 2012

Plant Capacity Based on Actual Results
Month	Uptime Efficiency(1)	% Waste(2)
November 2011	89.7%	26.2%
December 2011	90.0%	26.1%
January 2012	88.5%	28.6%
February 2012	89.6%	28.5%
March 2012	91.8%	20.0%
April 2012	90.5%	13.9%
May 2012	96.2%	13.9%

(1)	Average uptime efficiency taking into account downtime and planned maintenance.
(2)	In conjunction with expansion construction completed in March 2012, certain improvements were made to the plant to capture and sort 20/40 mesh size sand, lowering waste % from the dry plant.

The Partnership’s statement that it is able to cost-effectively deliver the frac sand is based upon the integrated rail infrastructure at the Wyeville facility and the relatively low cost of rail shipments as compared to truck or barge shipments.

15. We note your disclose reserves for your Wyeville property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 418(a) and (b) of Regulation C. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

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•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b) of Regulation C.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that, together with a confidential treatment request dated June 4, 2012 covering the provided materials (the “June 4 Supplemental Materials”), the Partnership submitted the supplemental information requested in this Comment 15 and required pursuant to Industry Guide 7 to Staff Mining Engineer George Schuler. Additionally, by telephone conversation with Mr. Schuler on June 11, 2012, the Partnership provided contact information for individuals Mr. Schuler may call should he or any member of the Staff have technical questions about the Partnership’s reserves.

16. Please disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•	The cutoff grade

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average prices and/or currency conversion factors that were used to estimate your reserves.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to include a statement clarifying the extent to which the Partnership’s reserve estimates incorporate losses for mine dilution and mining recovery and an explanation of the cutoff grade used in estimating the Partnership’s reserves. The Partnership has also revised the

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Registration Statement to include a cross reference on page 2 of Amendment No. 1 to the aforementioned disclosure. Please see pages 2 and 113 of Amendment No. 1. The Partnership respectfully submits that a metallurgical recovery factor is not relevant to our reserves estimates, as our mines are not metal mines. The Partnership also respectfully submits that, as reflected in the reserve report for the Wyeville property prepared by John T. Boyd Company and included in the June 4 Supplemental Materials, historic three-year average prices and/or currency conversion factors were not used in our reserves estimation process, and, accordingly, have not been presented in the Registration Statement.

17. We note the table on page three summarizing certain statistics relating to your existing long-term contracts. Please balance this disclosure by presenting the penalties you must pay if you fail to deliver the contractual minimums.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to include text following the table referenced in this Comment 17 that presents the penalties the Partnership must pay if it fails to deliver the contractual minimums. Please see page 3 of Amendment No. 1.

18. Please revise your summary risk factors, Risk Factors, and Estimated Cash Available for Distribution to address your working capital levels and requirements and to discuss the impact on your ability to pay the minimum distribution.

RESPONSE:

The Partnership’s business does not require significant working capital, and it is not generally subject to material fluctuations in working capital requirements. As described in “Cash Distribution Policy and Restrictions on Distribution—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013—Assumptions and Considerations—Our Financing” on page 67 of Amendment No. 1, we expect that the cash we have on hand at the closing of this offering, together with cash we expect to generate in excess of distributions, should provide us sufficient working capital for the twelve months ending September 30, 2013, without needing to borrow under our new revolving credit facility. Amendment No. 1 also includes balancing disclosures citing the impact that increases in or material changes from our anticipated working capital requirements could have on the Partnership’s ability to pay distributions, including the following disclosures:

•	That the “actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including…fluctuations in our working capital needs” (under “Risk Factors” on page 26); and

•	That the Partnership “may lack sufficient cash to pay distributions to [its] unitholders due to cash flow shortfalls attributable to….increases in our….working capital requirements and anticipated cash needs” (under “Cash Distribution Policy and Restrictions on Distributions—General—Limitations on Our Ability to Change Our Cash Distribution Policy”).

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June 14, 2012

In response to the Staff’s comment, we have also revised our disclosure on page 67 of Amendment No. 1 to further discuss the Partnership’s working capital requirements and, where appropriate, the impact of those requirements on the Partnership’s ability to pay distributions. The Partnership respectfully submits that the disclosures, as revised in Amendment No. 1, appropriately disclose the Partnership’s anticipated working capital needs and the potential impact that material variations in those working capital needs may have on its ability to pay distributions.

19. We note your disclosure in this section and elsewhere, referring to mines and other mineral properties that exist in the proximity of your property which are controlled by your sponsor and not your company. Please describe only the geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

RESPONSE:

In addition to a description of the reserves and facilities at the Partnership’s Wyeville property, the disclosures in the Registration Statement include brief descriptions of certain properties that the Sponsor owns or has the option to acquire. While the Partnership acknowledges the Staff’s concern regarding presenting information about assets the Partnership does not own, the Partnership respectfully submits that information regarding the Sponsor’s retained assets is material to investors and may influence their investment decision, and thus should be included in the Registration Statement.

First, while the Sponsor is under no obligation to provide acquisition opportunities to the Partnership, the Partnership and the Sponsor’s shared management team expect that acquisitions from the Sponsor will be a primary potential source of growth for the Partnership following this offering, as described on pages 1, 2, 5, 11, 110, 111, 120 and 121 of Amendment No. 1. Without knowing the material characteristics of the retained assets, potential investors will not be able to fully assess the growth potential of the Partnership. Second, as described in Amendment No. 1 on pages 11, 41, 110, 121 and 140, the Partnership will share a management team with the Sponsor, and has the ability to compete with the Sponsor for customer contracts and, potentially, spot sales of frac sand. Without knowing the material characteristics of the retained assets that the shared management team will be operating on behalf of the Sponsor, potential investors will not be able to fully understand and accurately assess the potential for competition with its Sponsor and management’s dual role as operators of assets to be contributed to the Partnership as well as retained by the Sponsor.

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June 14, 2012

The Partnership believes that the scope of the retained assets, the nature of the reserves and the geographic location of the facilities are all material information to investors in attempting to (i) assess the growth prospects of the Partnership and (ii) weigh the risks associated with potential conflicts of interest between the Sponsor and the Partnership. In addition, the Partnership believes that the disclosure, as revised in response to Comment 9 above, clearly states that the Partnership has no right to acquire any of the retained assets and is therefore not misleading to investors. Accordingly, the Partnership believes that the disclosures regarding the Sponsor’s retained assets, as modified, are material to investors and not misleading and should be included in the Registration Statement.

The Partnership also respectfully advises the Staff that there is substantial precedent for similar entities to describe the assets retained by their sponsor when the registrant expects it may have the opportunity, but not the right, to acquire such assets in the future. Recent examples of issuers who have included descriptions of mineral reserves retained by their sponsor in a registration statement filed in connection with an initial public offering include Memorial Production Partners LP. (effective December 8, 2011) and QR Energy Partners, L.P. (effective December 16, 2010). In addition, multiple midstream energy companies have recently filed registration statements with similar disclosure regarding retained operations which may or may not be sold to the registrant, including Inergy Midstream, L.P. (effective December 15, 2011), Rose Rock Midstream L.P. (effective December 9, 2011), Oiltanking Partners, L.P. (effective July 13, 2011) and Niska Gas Storage, LLC (effective May 10, 2010).

20. Please revise the disclosure under cash distributions on page 14 to address your pro forma cash available for distribution as of your most recent quarterly period on a per unit basis. To the extent that your pro forma cash available for distribution to unit holders is less than the minimum quarterly distribution amount, please quantify the shortfall in numeric and percentage terms.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to address the Partnership’s pro forma cash available for distribution for the three months ended March 31, 2012 on a per unit basis and to quantify in numeric and percentage terms the amount by which the Partnership’s pro forma cash available for distribution for the three months ended March 31, 2012 would have been insufficient to pay the minimum quarterly distribution on all of the Partnership’s common and subordinated units during that period. Please see page 16 of Amendment No. 1.

21. Please revise the introduction to the bullet points on page 18 to state whether or not the closing of the IPO is contingent on achieving the various items described in the bullet points.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to explain on pages 21 and 82 of Amendment No. 1 that the adjustments described are either directly related to the offering or are a consequence of the Sponsor’s contribution of the Wyeville facility and related assets to the Partnership, which is a condition precedent to the closing of the initial public offering. Please see pages 21 and 82 of Amendment No. 1.

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22.	Please revise here and where appropriate to disclose the “fixed cost per ton excavated.”

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to disclose under “Summary—Competitive Strengths—Competitive operating cost structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Costs of Conducting Our Business,” and “Business—Competitive Strengths—Competitive operating cost structure” that the Partnership’s mining operations are subcontracted to Gerke Excavating, Inc. at a fixed cost of $2.09 per ton excavated, subject to a diesel surcharge. Please see pages 7, 89, 112 and 116 of Amendment No. 1.

Dilution, page 54

23. Please revise footnote two to the table on page 55 to clarify whether the total consideration amount reflects any reductions associated with the payout of the offering proceeds to your sponsor.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised footnote two to the table on page 57 of Amendment No. 1 to clarify that the total consideration amount reflects a reduction associated with the payout of the offering proceeds to the Sponsor. Please see page 57 of Amendment No. 1.

Cash Distribution Policy and Restrictions on Distributions, page 56

24. Please revise to further clarify in quantitative terms the extent to which your mines were operational and generating revenues before and after the date you acquired them. And further clarify the extent to which your forecasts are based on the historical revenues and expenses of those assets.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to clarify in quantitative terms the extent to which its mines were operational and generating revenues before and after the date the Partnership acquired them. The Partnership has also revised the Registration Statement to clarify the extent to which its forecasts are based on historical revenues and expenses of its assets. Please see pages 66 and 67 of Amendment No. 1.

25. On page 63 you project your estimated cash available for distribution for the twelve months ended September 30, 2013. However, your offering contemplates a minimum quarterly distribution. Please revise or advise us why you do not present your projected cash available for distribution on a quarterly basis.

Securities and Exchange Commission

June 14, 2012

RESPONSE:

Given the nature of the Partnership’s business and the assumptions underlying the estimated cash available for distribution, as well as the provisions in the Partnership’s partnership agreement governing distributions, the Partnership believes that presenting estimated cash available for distribution for the twelve months ending September 30, 2013 provides investors with a more useful presentation than presenting estimated cash available for distribution on a quarterly basis.

The assumptions and considerations underlying the estimated cash available for distribution are management’s best estimates of annual revenues, expenditures and other items impacting the cash available for distribution. While the Partnership believes that these estimates are reasonable and supportable, we respectfully submit to the Staff that the additional granularity imposed on the assumptions by making them for three month increments may make them less reliable than for a twelve month period. In addition, unlike partnerships with significant working capital variations or seasonally recurring losses in which a quarterly forecast would illustrate trends or results which would otherwise be omitted in an annual forecast, the Partnership’s revenues and expenses are reasonably ratable over an annual period and do not include seasonal losses. Accordingly, the Partnership does not believe presenting estimated cash available for distribution on a quarterly basis during the projection period would provide investors with meaningful additional information.

In addition, while the Partnership intends to pay the minimum quarterly distribution on a quarterly basis, the Partnership expects to determine the amount of the initial minimum quarterly distribution, and make any adjustments to the quarterly distributions in the future, based on its expectations as to the amount of available cash the Partnership is able to generate on an annualized basis over the long-term. The Partnership believes this is the most prudent approach to determining its cash distribution policy, since the amount of cash that the Partnership may distribute in any quarter is not restricted by the cash the Partnership generates in such quarter. For example, the Partnership may make distributions from cash earned but not distributed in previous quarters.

The Partnership also respectfully notes that a review of the Commission filings of other publicly-traded partnerships with similar partnership agreement provisions governing cash distributions reflects that the substantial majority of such partnerships have also presented in the registration statement for their initial public offering their estimated cash available for distribution on an annual basis for the twelve month period following their initial public offering. Examples of such issuers who have filed a registration statement for an initial public offering since January 1, 2011 include: Inergy Midstream, L.P., Oiltanking Partners, L.P. and PetroLogistics LP.

26. We note your intention to enter into a credit agreement. Once you have done so, please revise your presentation on page 63 to project your compliance with any material covenants that may impact your ability to make distributions.

Securities and Exchange Commission

June 14, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and will, following entry into a credit agreement, revise the Registration Statement where appropriate, including to project its compliance with any material covenants that may impact the Partnership’s ability to make distributions.

27. Please revise to address the extent to which you may draw from your credit agreement or other non-operating sources for distributions.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to explain under “Cash Distribution Policy and Restrictions on Distributions—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” that the Partnership’s general partner may cause it to borrow funds in order to permit the payment of cash distributions on its common units, subordinated units and incentive distribution rights. Please see page 59 of Amendment No. 1. As noted elsewhere in “Our Cash Distribution Policy and Restrictions on Distributions,” however, the Partnership does not currently anticipate making borrowings to fund distributions to unitholders.

28. We note your statement on page 66 that you “do not expect to spend capital to replace [y]our reserves ratably quarter-over-quarter or year-over-year but expect, over the long term, to invest capital to maintain [y]our operating capacity” and your estimate of maintenance and replacement capital expenditures, including reserve replacement cost, “based on $1.35 per ton of sand sold.” Please revise your disclosure to address the material factors and assumptions underlying your estimate. To the extent that your existing estimate of maintenance and replacement capital expenditures does not fully reflect a long-term view of the reserve replacement costs, please revise the disclosure to address.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to address the material factors and assumptions underlying its estimated reserve replacement cost of $1.35 per ton of sand sold and to explain that this estimate reflects a long-term view of the Partnership’s reserve replacement costs. Please see page 68 of Amendment No. 1.

Selected Historical and Pro Forma Financial and Operating Data, page 80

29. We note from your disclosure that the pro forma financial statements give effect to expected entry into a new credit facility. This appears to be inconsistent with the pro forma adjustments presented on F-7. Please clarify or revise. In addition, we note the adjustment relates to an expected entry into a new credit facility. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to the offering, factually supportable, and expected to have a continuing impact. If you continue to believe your adjustment is appropriate, provide a detailed explanation supporting your conclusion and justify how your accounting treatment is consistent with Article 11 of Regulation S-X.

Securities and Exchange Commission

June 14, 2012

RESPONSE:

In connection with the offering, the Partnership plans to enter into a new credit facility. The terms of the contemplated credit agreement have not been finalized. As such, and in response to the Staff’s comment, the Partnership has revised the Registration Statement to remove the reference to a pro forma adjustment associated with the potential credit facility, resulting in consistent presentation with the pro forma adjustments detailed on page F-7. Please see pages 20 and 82 of Amendment No. 1. In the event the Partnership finalizes arrangements associated with a new credit facility prior to the effectiveness of the Registration Statement, the Partnership confirms it will evaluate whether a pro forma adjustment pursuant to Article 11 of Regulation S-X pertaining to the new credit facility would be appropriate. If the Partnership concludes that such an adjustment is warranted within its pro forma financial information based on such an evaluation, it will revise the Registration Statement to provide sufficient disclosure to support its basis for inclusion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84

Overall Trends and Outlook, page 85

30. We note you provide a brief overview of the factors that impact the costs of conducting your business; however this discussion is in generalized terms and does not explain how the factors discussed impacted results during the periods covered by your Management’s Discussion and Analysis nor does it provide insight into how these factors may impact your results in the future. It is unclear, for example, how much of the increase in Cost of Goods Sold is attributable to royalties compared to excavating and processing costs. In addition, it is unclear if energy costs materially impacted your results as suggested by your risk factor on page 31. Please revise to provide additional quantitative and qualitative discussion explaining the material changes in expenses between periods.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to provide additional quantitative and qualitative discussion explaining the material changes in expenses between periods. Please see page 89 of Amendment No. 1.

Working Capital, page 93

31.	Please clarify whether any current assets are not being contributed to you.

Securities and Exchange Commission

June 14, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to explain that current assets associated with the Wyeville facility are expected to be contributed to the Partnership in connection with the closing of this offering and that current assets associated with the Augusta facility and other retained properties are expected to be retained by the Sponsor. Please see page 95 of Amendment No. 1. The Partnership’s pro forma balance sheet as of March 31, 2012, included on page F-3 of Amendment No. 1, illustrates the amount of current assets the Sponsor would have retained had the offering been completed on March 31, 2012.

Business, page 108

32. Your disclosure on page 111 states you commenced sand excavation and processing in June 2011. Please clarify the status of your Wyeville facility prior to your acquiring it.

RESPONSE:

The Partnership acknowledges the Staff’s comment and notes that the Wyeville facility did not exist prior to Hi-Crush Proppants LLC’s acquisition of the Wyeville acreage in January 2011. The Partnership has revised the Registration Statement to explain that Hi-Crush Proppants LLC constructed the Wyeville facility following its acquisition of the Wyeville acreage and that construction of the Wyeville facility was completed in June 2011. Please see pages 2, 87 and 113 of Amendment No. 1.

33. Please revise the introduction of each of “Excavation Operations,” “Processing Facilities” and “Logistics Capabilities” to address the extent to which such operations are owned and/or conducted by affiliates or third parties.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the disclosures on pages 116 and 117 of Amendment No. 1 to address the extent to which its operations are outsourced to third parties or conducted by employees of affiliates.

Sand Reserves, Page 111

34. We note your reference to core hole sampling and analysis in this section. Detailed sampling provides the basis for the quality estimate or grade of your mineral deposit. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

RESPONSE:

The Partnership acknowledges the Staff’s comment and directs the Staff’s attention to the disclosure on pages 115 and 116 of the Registration Statement, in which the Partnership describes its comprehensive exploration drilling program at the Wyeville facility. The Partnership has revised the Registration Statement to provide additional detail regarding its exploration drilling program. Please see pages 115 and 116 of Amendment No. 1.

Securities and Exchange Commission

June 14, 2012

35. We note you acquired your property interests in 2011. Please disclose the following information for each of your properties:

•	The nature your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 116 of Amendment No. 1.

36. To the extent material, please expand upon your page 113 disclosure under Industry Crush Strength Benchmarking to provide additional insight into the parameters a customer would consider relevant in making a purchase decision. It is unclear, for example, to what extent a pound per square inch capability beyond the industry average affects the price or otherwise impacts the choice of supplier. Also, please clarify the references to PropTester and Stim-Lab.

Securities and Exchange Commission

June 14, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to explain the importance of crush strength as a parameter a customer would consider relevant in making a purchase decision. The Partnership has also revised the Registration Statement to clarify its reference to PropTester and STIM-LAB. Please see page 114 of Amendment No. 1.

37. Your Management’s Discussion and Analysis makes references to royalties payable based on the amount of sand excavated, delivered, and sold. It is unclear why your disclosure does not address the material terms of the royalties. Similarly, it is unclear why the royalty agreement is not listed as a material contract in your exhibits index. Please advise or revise.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of the Registration Statement to include the material terms of its royalty agreements. Please see pages 89 and 116 of Amendment No. 1.

The Partnership respectfully submits that it is not required to file its royalty agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K. Such agreements were entered into in the ordinary course of business and do not fall within any of the categories set forth in Item 601(b)(10)(ii) of Regulation S-K.

38. Please update your exhibits index to include the four long-term sales contracts referred to on page 116. Also, please revise your disclosure to address any other material terms, such as termination provisions.

RESPONSE:

The Partnership respectfully submits that it is not required to file its customer contracts as material contracts pursuant to Item 601(b)(10) of Regulation S-K. Such contracts were entered into in the ordinary course of business. The Partnership excavates, processes and sells sand as its core business and these contracts are entered into on a routine basis. Item 601(b)(10)(ii) states that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one of four categories. The Partnership has evaluated each of these categories and concluded that the categories set forth in Item 601(b)(10)(ii)(A), (C) and (D) are inapplicable to the customer contracts.

With regard to Item 601(b)(10)(ii)(B), the Partnership does not believe that any of its four customer contracts are contracts upon which the Partnership is “substantially dependent,” because it believes that in the event of the loss of one of these contracts, the Partnership would be able to promptly re-contract its available production capacity to new or existing customers. The reasons for this belief include:

Securities and Exchange Commission

June 14, 2012

•

The Partnership believes that demand for its frac sand significantly exceeds current production capacity—As described in Amendment No. 1 under “Proppant Industry Overview” beginning on page 103, the demand for frac sand and other proppants has grown rapidly, by 28.0% annually over the past five years according to the Freedonia Group, and industry analysts expect demand growth to continue. As of May 10, 2012, approximately 91% of the Partnership’s production capacity was under contract as disclosed in “Summary—Our Business and Properties—Customers and Contracts” on pages two and three of Amendment No. 1, which, due to potential plant shutdowns for maintenance and prudent inventory management, is the level at which the Partnership’s management team considers the production at the Wyeville facility to be fully-contracted. In addition, the Partnership’s business development officers are regularly contacted with inquiries regarding any additional production capacity at Wyeville and other facilities under development by the Sponsor, with two existing customers recently agreeing to enter into long-term frac sand supply agreements at a facility that is not yet operational, representing 75% of that facility’s projected operating capacity. Other potential customers have advised the Partnership’s management team that they would be interested in contracting for any additional existing capacity as soon as it becomes available.

•

Current market prices for frac sand are in excess of the Partnership’s average contracted sales prices – As described on page 109 of Amendment No. 1, raw frac sand has exhibited steady pricing increases over the past decade. Consistent with this trend, as certain of its older contracts expire, the average contracted price per ton for the Partnership’s frac sand is expected to increase, as described on page 119 of Amendment No. 1. Based on these trends and the Partnership’s management team’s interaction with customers and potential customers, the Partnership would expect that in the event of the loss of one of these contracts, it would be able to sell excess frac sand into the spot market or to other customers on terms that would not materially impact the Partnership’s ability to pay the minimum quarterly distribution.

•

Our existing customer contracts specify penalties for non-performance by customers and do not contain early termination provisions, which substantially mitigates the economic impact of the loss of any customer contract. The customer contracts do not generally provide for early termination by the Partnership or its customers, other than for non-performance by the other party. In addition, the customer contracts contain penalties for non-performance by customers, with make-whole prices averaging approximately $49 per ton of currently contracted capacity. If a customer fails to meet its obligations under the contract, the Partnership would expect that the make-whole payments to be received as liquidated damages combined with a decrease in variable costs associated with the incremental sand production (such as excavation costs and royalty payments) would substantially mitigate any lost revenue the Partnership might sustain while it seeks to re-contract the sale of additional available volumes.

Securities and Exchange Commission

June 14, 2012

For the reasons set forth above, the Partnership does not believe that its business is substantially dependent on any of the contracts with these customers, and since they were entered into in the ordinary course of business, it does not believe that the customer contracts are material contracts and required to filed pursuant to Item 601(b)(10) of Regulation S-K.

39. We note your existing disclosure that you are required to pay penalties if you fail to deliver contracted volumes. With a view to disclosure, please advise us whether you expect to be able to deliver contracted volumes, if necessary, by purchasing frac sand from third parties.

RESPONSE:

The Partnership acknowledges the Staff’s comment. As disclosed on pages 3 and 119 of Amendment No. 1, the Partnership believes it is unlikely that it will be required to purchase sand from third parties as its primary contracts provide a three-month period for cure, which should be more than sufficient to remedy reasonably foreseeable operating issues. In addition, the Partnership plans to maintain reasonably prudent inventory levels. However, the Partnership advises the Staff that it expects that it will be able to deliver contract volumes by purchasing frac sand from third parties or affiliates if it is ultimately necessary to do so.

40. We note the statement on page 118 and elsewhere that unitholders will not be able to “directly” participate in your management or operations. Please revise to address the extent to which they are able to indirectly participate or affect the oversight of your operations.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to address the extent to which unitholders will be able to indirectly participate in the management and operations of the Partnership. Please see page 121 of Amendment No. 1.

Environmental Matters, page 119

41. We note you are subject to various Federal and State permitting requirements and may also have several outstanding permit applications. Please provide a short summary of your current permits and/or operational plans required to perform mining and exploration activities on your property.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to include a brief summary of the federal, state, and local authorizations under which the Partnership operates on page 125 of Amendment No. 1.

Management, page 123

42. We note the statement on page 123 that the executive officers of your sponsor will allocate their time between managing your business and affairs and the business and affairs of your sponsor. Please revise to quantify the approximate amount or percentage of professional time each of your executive officers will devote to your business.

Securities and Exchange Commission

June 14, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 126 of Amendment No. 1, which quantifies the approximate percentage of professional time the Partnership currently estimates that its executive officers will devote to the Partnership’s business.

Executive Compensation and Other Information, page 127

43. Please add the two employment agreements referenced in this section to your exhibits index.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the exhibit index to include the employment agreements of Robert E. Rasmus, James M. Whipkey and Jefferies V. Alston, III. Please see page II-5 of Amendment No. 1. In addition, we have included these employment agreements as exhibits 10.5, 10.6 and 10.7 to Amendment No. 1.

Certain Relationships and Related Transactions, page 131

44. Please file the Management Services Agreement referred to on page 133. In addition, please advise us why the management services fees are not presented in your Summary Compensation table as indirect compensation. Also, please clarify whether you or your sponsor will assume the obligations of this agreement going forward. To the extent that you will replace your sponsor as the obligor, please confirm that these expenses are included in your projections and other estimates of future expenses.

RESPONSE:

The Partnership acknowledges the Staff’s comment and respectfully submits that it does not believe the filing of the Management Services Agreement is required. Pursuant to Item 601(b)(10)(i) of Regulation S-K, “[o]nly contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment...” Neither the Partnership nor any of its operating subsidiaries is currently, nor will they be upon completion of the offering, a party to the Management Services Agreement. The parties to the Management Services Agreement are Red Oak Capital Management LLC and the Sponsor.

In addition and as described in “Certain Relationships and Related Transactions—Other Transactions with Related Persons,” all amounts paid pursuant to the Management Services Agreement are reimbursements of Red Oak Capital Management LLC’s actual operating costs. These costs will be allocated to the Partnership’s operations and the Sponsor’s retained operations, and the Partnership will reimburse the Sponsor for the portion of the payments it makes related to the Partnership’s business. Disclosure to this effect is also included in this

Securities and Exchange Commission

June 14, 2012

section of the Registration Statement. With regard to the inclusion of the management services fees as indirect compensation in the Summary Compensation table, the Partnership respectfully submits that the reimbursement of health and welfare benefits and coverage paid for Messrs. Rasmus and Whipkey through the Management Services Agreement are included in the Summary Compensation table as other compensation. All other payments made under the Management Services Agreement constitute reimbursements of out-of-pocket costs for services provided to the Sponsor, which do not qualify as indirect compensation for Messrs. Rasmus or Whipkey. As a result, there is no other compensation reportable due to the Management Services Agreement.

45. Please file the agreements evidencing the convertible promissory notes.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the promissory notes represent subordinated indebtedness of the Sponsor and that such notes are not convertible into equity of the Sponsor or the Partnership. The Partnership further advises the Staff that neither the Partnership nor any of its operating subsidiaries is currently, nor will they be at the completion of the offering, a party to the subordinated promissory notes. As such, the Partnership does not believe it is required to file the agreements evidencing the subordinated promissory notes.

The Partnership Agreement, page 144

46. We note the disclosure on page 146 that your partnership agreement requires claims, suits, actions, or proceedings be exclusively brought in the Court of Chancery in the State of Delaware. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

RESPONSE:

The Partnership acknowledges the Staff’s comment. However, the Partnership respectfully submits that the lawsuits referenced in the Staff’s comment, which it understands to be the actions recently filed in the Delaware Chancery Court challenging choice of forum provisions in corporate bylaws, are distinguishable on multiple grounds and it believes that the choice of forum provisions in the constituent documents of Delaware alternative entities (limited partnerships and limited liability companies) are enforceable.

The Partnership believes the referenced lawsuits challenge forum selection provisions adopted unilaterally by the board of directors (without stockholder approval) in corporate bylaws after stockholders had already purchased stock in the corporation. The forum selection provision applicable to the Partnership will be included in its partnership agreement at the time of its initial public offering and thus will be approved by all partners in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”).

Securities and Exchange Commission

June 14, 2012

The DRULPA contains provisions supportive of the principles of freedom of contract and expressly deals with choice of forum, providing that “[i]n a written partnership agreement or other writing, a partner may consent to be subject to . . . the exclusive jurisdiction of the courts of the State of Delaware . . .” 6 Del. C. 17-109. The Delaware Supreme Court has held that a choice of forum provision in a limited liability company agreement is enforceable. Elf Atochem North America, Inc. v. Jaffari, 727 A.2d 286 (Del. 1999). The Delaware Supreme Court’s reasoning in Elf Atochem strongly suggests that it would come to the same conclusion regarding agreements of limited partnership, including the Partnership’s partnership agreement. The Court notes that the “architecture and much of [the] wording of” the Delaware Limited Liability Company Act “is almost identical to that of the Delaware LP Act” and that “[t]he policy of freedom of contract underlies both the [LLC] Act and the [DRULPA].” 727 A.2d at 290. The Court’s decision to enforce the choice of forum clause in Elf Atochem is based on this freedom of contract, with the Court noting “truly, the partnership agreement is the cornerstone of a Delaware limited partnership, and effectively constitutes the entire agreement among the partners…Once partners exercise their contractual freedom in their partnership agreement, the partners will have a great deal of certainty that their partnership agreement will be enforced in accordance with its terms.”

Accordingly, the Partnership believes that its proposed forum selection provision will be enforceable, that the referenced lawsuits challenging corporate governance documents are distinguishable, and that there is no specific risk that requires disclosure in the Registration Statement.

Units Eligible for Future Sale, page 158

47. In the first paragraph on page 158 you disclose that the subordinated units convert at the end of the subordination period but “some may convert earlier.” Please disclose the amount of units that may convert earlier and the circumstances under which they may convert or include a cross reference to this disclosure.

RESPONSE:

The Partnership acknowledges the Staff’s comment and notes that the Partnership discloses the amount of units that may convert prior to the end of the subordination period and the circumstances under which they may so convert on page 155 of Amendment No. 1 under “The Partnership Agreement—Withdrawal or Removal of Our General Partner.” The Partnership has revised the Registration Statement to include a cross reference on page 162 of Amendment No. 1 to “The Partnership Agreement—Withdrawal or Removal of Our General Partner.” Please see pages 155 and 162 of Amendment No. 1.

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Securities and Exchange Commission

June 14, 2012

Please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

HI-CRUSH PARTNERS LP

By:	/s/ Robert Rasmus
Name:	Robert Rasmus
Title:	Co-Chief Executive Officer

Enclosures

cc:	Jay Williamson (Securities and Exchange Commission)

Jim Lopez (Securities and Exchange Commission)

David Palmer Oelman (Vinson & Elkins L.L.P.)

E. Ramey Layne (Vinson & Elkins L.L.P.)

Charles L. Strauss (Fulbirght & Jaworski L.L.P.)

P. Kevin Trautner (Fulbright & Jaworski L.L.P.)

James M. Whipkey (Hi-Crush Partners LP)

Mark C. Skolos (Hi-Crush Partners LP)